Patriot Coal Corporation 12312 Olive Boulevard St. Louis, Missouri 63141 314.275.3600 www.patriotcoal.com

May 8, 2012

Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Patriot Coal Corporation Form 10-K for Fiscal Year ended December 31, 2010 Filed February 25, 2011 Comment Letter dated May 2, 2012 File No. 1-33466

Dear Mr. Hiller:

On behalf of Patriot Coal Corporation (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated May 2, 2012, related to the above-referenced Form 10-K for the fiscal year ended December 31, 2010.

In response to the comments received from the Staff, the Company reviewed its accounting treatment with respect to the fluidized bed reactor water treatment facility that Apogee Coal Company, LLC is required to construct for three outfalls and the ABMet water treatment facility that Hobet Mining, LLC is required to construct for the Surface Mine No. 22.  As a result of that review, the Company, in consultation with its independent registered public accountants, has determined it will restate its previously issued consolidated financial statements to accrue a liability and recognize a loss for the estimated costs of building these two water treatment facilities.  Accordingly, the Company intends to file with the SEC a Form 10-K/A for the year ended December 31, 2011 on or about May 8, 2012.

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In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (314) 275-3685 or my colleague Chris K. Knibb at (314) 275-3682.

Sincerely,

Patriot Coal Corporation

/s/ Mark N. Schroeder
Mark N. Schroeder
Senior Vice President and Chief Financial Officer

cc:	Brad Skinner, United States Securities and Exchange Commission, Division of Corporation Finance
John Cannarella, United States Securities and Exchange Commission, Division of Corporation Finance

Richard M. Whiting, Patriot Coal Corporation
Chris K. Knibb, Patriot Coal Corporation
Katy Winkelmann, Patriot Coal Corporation
Megan Krasnicki, Patriot Coal Corporation